SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

Canadian Pacific Railway Limited

(Name of Issuer)

Common Shares

(Title of Class of Securities)

13645T100

(CUSIP Number)

Stephen Fraidin

Steve Milankov

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 42nd Floor

New York, New York 10019

(212) 813-3700

with a copy to:

Alan J. Sinsheimer, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 3, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13645T100	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 13645T100	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON PS Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 13645T100	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 16 relates to the Schedule 13D filed on October 28, 2011, as amended prior to the date of this Amendment (as so amended, the “Original 13D”), by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”) and (iii) William A. Ackman, a citizen of the United States of America (together with Pershing Square and PS Management, the “Reporting Persons”), relating to common shares, without par value (the “Common Shares”), of Canadian Pacific Railway Limited, a corporation organized under the Canada Business Corporations Act (the “Issuer”). Capitalized terms used but not defined herein shall have the meaning set forth in the Original 13D.

Item 1. Security and Issuer.

Item 1 of the Original 13D is amended to replace everything after the first paragraph thereof with the following:

As of August 3, 2016 after giving effect to the sale referred to in Item 6 below, the Reporting Persons no longer beneficially own any Common Shares.

Item 4. Purpose of Transaction.

Item 4 of the Original 13D is amended and supplemented as follows:

On August 3, 2016, the Pershing Square Funds agreed to sell all of their Common Shares pursuant to the Underwriting Agreement described in Item 6 below.

Also on August 3, 2016, William A. Ackman informed the Issuer that he plans to step down from the Issuer’s board of directors when his current term expires at the 2017 Annual Meeting.

Item 5. Interest in the Securities of the Issuer.

Items 5(a) and (b) of the Original 13D are amended and restated as follows:

(a), (b)

The Reporting Persons no longer beneficially own any Common Shares.

Item 5(c) of the Original 13D is amended and supplemented as follows:

(c)

Exhibit 99.1 to Amendment No. 16, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in Common Shares and options or other derivatives relating to Common Shares that were effected in the past 60 days. Those transactions are pursuant to the Underwriting Agreement described in Item 6 below.

Item 5(e) of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

(e)

As of August 3, 2016 after giving effect to the sale referred to in Item 6 below, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original 13D is amended and supplemented as follows:

On August 3, 2016, the Pershing Square Funds entered into an underwriting agreement (the “Underwriting Agreement”) with the Issuer and the underwriters named therein, under which the Pershing Square Funds agreed to sell to the underwriters all 9,840,890 Common Shares held by the Pershing Square Funds, at a price of $141.68 per share. The sale is expected to close on August 9, 2016. The Common Shares being purchased by the underwriters are being offered and sold pursuant to a registration statement maintained by the Issuer. The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which the Reporting Persons have been advised by the Issuer will be filed by the Issuer as an exhibit to its Report on Form 8-K, which is expected to be filed on or before August 9, 2016, and which is incorporated by reference into this Item 6 as if restated in full.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

99.1	Trading data

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2016

PERSHING SQUARE CAPITAL
MANAGEMENT, L.P.

By:	PS Management GP, LLC,
its General Partner

By:	/s/ William A. Ackman
Name:	William A. Ackman
Title:	Managing Member

PS MANAGEMENT GP, LLC

By:	/s/ William A. Ackman
Name:	William A. Ackman
Title:	Managing Member

/s/ William A. Ackman
William A. Ackman

EXHIBIT INDEX

Exhibit	Description

99.1	Trading data